

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
6401 Congress Ave
Boca Raton, FL 33487

   Re: Vocodia Holdings Corp
    Amendment No.2 to Draft Registration Statement on Form S-1
    Submitted December 16, 2022
    CIK No. 0001880431

Dear Brian Podolak:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 30, 2022.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors
Our common stocks market price may experience rapid and substantial volatility price fluctuation, page 25

1. Please revise your risk factor in response to prior comment 7 to indicate that there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Further revise to indicate that your common shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to your actual or expected

operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your common shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

2.   Please clarify if the DISAs for the alpha and beta testing periods that "ranged from 10 to 72 for each client, depending on the campaign, averaging around 15 per client" were the actual sales ("conversions"). If not, please disclose the total number of paying customers and the number of DISAs sold (conversions) for all periods presented.

Results of Operations
Fiscal Year December 31, 2021 Compared to Fiscal Year December 30, 2020, page 40

3.   Please revise your disclosures to explain the changes in each of the expense categories presented in your income statement as compared to the prior periods presented. Refer to Item 303(b) of Regulation S-K. Ensure you also provide explanations for changes in each revenue and expense line item when you update your financial statements in future filings.

Loss on Investments (Other Income), page 41

4.   Your disclosure indicates that the $1,176,875 increase was due to losses on prospective investments. Please revise your disclosure to clarify the nature of these prospective investments and the expenses or losses incurred.

Financial Statements
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Principles of Combination, page F-8

5.   In your response to prior comment 8 you state that "Mr. Sposato had a controlling interest in Vocodia Holdings Corp., prior to the effective date (August 1, 2022) of the Contribution Agreement, due to Mr. Sposato's common and preferred share ownership. In addition to Mr. Sposato's common shares, he held 2 million preferred shares, each worth 1,000 common shares, placing Mr. Sposato well within the parameters of a controlling interest holder." Clarify why you consider these preferred shares to be outstanding voting interests at the effective date of the Contribution Agreement, including when the shares were issued and the specific rights of the holders. Refer to ASC 805-50-20 and ASC 810-10-15-8. In this regard, we note your disclosure on page 62 that the Articles of Amendment providing the preferred stockholders a 1-to-1000 conversion ratio was dated October 21, 2022. Clarify the specific rights of the preferred shareholders at the effective date of the Contribution Agreement and those granted by this amendment. Please also clarify the percentage of total voting interests held by Mr. Sposato at the effective date of the Contribution Agreement.

6. In your response to prior comment 8 you state that you are relying on ASC 805-50-45-5 to determine the presentation of comparative financial statements for prior years. As such, clarify why financial statements presented for periods prior to the Contribution Agreement will be labelled "Consolidated." In this regard, ASC 805-50-45-5 states that "financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information and all adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are <u>combined.</u>" Clarify why you intend to label these prior periods as Consolidated rather than Combined.

7. Revise your disclosures to describe the date and the terms of the Contribution Agreement pursuant to which Click Fish Media, Inc. became a wholly owned subsidiary of Vocodia Holdings Corp. Describe your accounting for this transaction, including the retrospective presentation in your financial statements. Please also, disclose how Mr. Sposato had ownership of a majority voting interest in each entity at the effective date of the Contribution Agreement.

<u>Note 6 - Income Taxes, page F-13</u>

8. We note your response to prior comment 16. If there is no income tax expense (benefit) recognized in your income statement on page F-14, please revise your footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended December 31, 2021 and 2020. In this regard, the net income tax expense (benefit) reflected in your footnote should agree to the net income tax expense (benefit) reflected in your income statement on page F-4.

You may contact Laura Veator, Senior Staff Accountant at 202-551-3716, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Jan Woo, Legal Branch Chief, at 202- 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel